UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Nixplay, Inc.

(Exact name of issuer as specified in its charter)

Delaware	88-2803019
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1312 17th Street #389 Denver	80202
(Address of principal executive offices)	(Zip Code)

213-407-8763
(Phone)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

Overview

Nixplay, Inc. is a corporation formed under the laws of the State of Delaware on June 10, 2022. Nixplay produces smart, Wi-Fi enabled digital photo frames that are supported by the “Nixplay Platform” – our private platform that enables families to share, store, and view their photos, videos, and other digital content through our frames and/or Nixplay mobile app. Through the Nixplay Platform and our digital photo frames, we have created a content-sharing ecosystem that allows our users to effortlessly store and manage their content and their frame through an easy-to-use mobile app. Nixplay’s products and technology are all geared towards helping us achieve our mission, which is to enable our users to share moments of joy and preserve memories.

Organizational History

The Company’s origins began with Creedon Technologies USA, LLC, a Minnesota limited liability company formed in 2009. The initial focus of the Company was online sales of digital picture frames. To facilitate sales in various geographic areas in which digital picture frames were being sold, the Company established entities (or utilized already established entities) in the United Kingdom (Creedon Technologies Limited), Canada (Creedon Technologies Canada Limited), and Hong Kong (Creedon Technologies HK Limited).

In 2014, the Company effected a reorganization whereby one newly established entity, Creedon Technologies Holding Limited (formed under the laws of the Cayman Islands in June 2014) became the 100% owner of all the various operating entities of the Company (the “2014 Reorganization”). The purpose of the 2014 Reorganization was primarily to better organize the Company to facilitate fundraising through selling equity in the Company. Creedon Technologies HK Limited became the primary operational entity and headquarters for the Company’s operations after the 2014 Reorganization and was also an intermediary holding company between the Cayman entity and the other entities (i.e., Creedon Technologies Holding Limited owned 100% of Creedon Technologies HK Limited, which in turn owned 100% of all other subsidiaries of the Company).

The Company continued its strategy of establishing subsidiaries in different geographic regions to facilitate sales in those regions, forming Creedon Technologies DE GmbH in Germany in 2018. In March 2019, Creedon Technologies Holding Limited changed its name to “Nixplay” (which we refer to as “Nixplay Cayman” - a different entity than Nixplay, Inc., our Company).

Effective September 11, 2022, the Company underwent another reorganization (the “2022 Reorganization”), pursuant to which Nixplay, Inc. (our Company) was formed, and became the majority owner of Nixplay Cayman. As a result, Nixplay, Inc. is now a majority owner of Nixplay Cayman, which in turn owns 100% of Creedon Technologies HK Limited, which in turn owns all other operating subsidiaries of the Company. A copy of the primary transactional document governing the 2022 Reorganization is included as exhibit 7.1 to the offering statement of which this offering circular forms a part.

The purpose of the 2022 Reorganization was to move the Company’s operational hub from Hong Kong (under Creedon Technologies HK Limited) to the United States (under Nixplay, Inc.), along with the majority of the Company’s executive officers.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2023 Compared to Year ended December 31, 2022

Revenues. The Company generated revenues of $20,038,285 for the period ended December 31, 2023, a 34.3% decrease compared to $30,487,490 in revenues for period ended December 31, 2022. The Company’s revenues during both periods were mainly comprised of sales of Nixplay digital photo frames and subscriptions sales. The decrease in revenues during the period ended December 31, 2023, is largely the result of lower product sales than compared to the prior period (-37%), which was offset slightly by an increase in subscriptions revenue of approximately 26% from an increase in the Company’s Nixplay Plus subscriber base during this period.

Cost of Sales. The Company’s cost of sales for the period ended December 31, 2023 was $13,445,328, compared to $22,398,239 for the period ended December 31, 2023, a 40.0% decrease. Cost of sales in both periods consisted of manufacturing costs (including raw materials and components for manufacturing), quality control, inspection, distribution and logistics expenses and commissions on sales through third-party retailers. The cost of sales decreased for the period ended December 31, 2023 compared to the prior period as a result of decreased sales during the period as well as lower factory cost (Cost of products).

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Operating Expenses. The Company incurred $10,667,866 in operating expenses for the period ended December 31, 2023, a 33.8% decrease from $16,115,309 in operating expenses for the period ended December 31, 2022. The largest component of operating expenses for each of the period ended December 31, 2023 and 2022 were development, general and administrative expenses, which were $6,535,764 and $9,892,207, respectively, during these periods, and were comprised primarily of salaries, development costs, consultancy fees, cost of servers and data management costs. The second largest component of operating expenses were selling expenses, which were $3,845,777 and $5,566,783 for the period ended December 31, 2023 and 2022, respectively, and were mainly comprised of digital advertising expenses. Overall, operating expenses decreased during the period ended December 31, 2023 compared to the the period ended December 31, 2022 as a result of cost reduction efforts by our Company as a whole – notably with certain operations of our Company being relocated to lower cost countries in an effort to reduce operating costs.

Net Operating Loss. As a result of the foregoing, the Company generated a net operating loss of $4,074,909 for the period ended December 31, 2023– a 49.2% improvement compared to a net operating loss of $8,026,058 for the period ended December 31, 2022.

Government grants. The Company received $0 and $80,832 for for the period ended December 31, 2023 and 2022, respectively, from government grants. For 2022, these amounts represented grants from the Employment Support Scheme (ESS) under the Anti-epidemic Fund launched by the Hong Kong SAR Government supporting the payroll of the Company’s Hong Kong subsidiary employees.

Interest Income. The Company received interest income of $83,181 and $81,605 for the period ended December 31, 2023 and 2022, respectively. Interest income received during these years was mainly comprised of interest generated by bank deposits attached to two life insurance contracts of which the Company is the sole beneficiary.

Interest expenses. The Company incurred interest expenses of $1,063,417 and $995,229 for the period ended December 31, 2023 and 2022, respectively, related to interest accrued on Bank Loans (as defined further below in this report) and loans to various officers, directors, and shareholders (or their family members) of a number of different subsidiaries of the Company pursuant to various loan agreements. Those loans are mainly short term and mainly utilized to finance the inventory.

Net Loss. As a result of the foregoing, the Company had a net loss of $5,023,536 for the period ended December 31, 2023– a 33.5% improvement compared to a net loss of $7,557,913 for the period ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, the Company had $2,256,779 in cash and cash equivalents, and had a negative working capital of $5,617,486. On March 20, 2023, the Company’s commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended. The offering has been terminated on December 22,2023, with the latest disbursement in February 2024.

As of December 2023, the Company has issued 82,952 shares of Common Stock for total proceeds of $506,007 (with net proceeds of $439,725 after accounting for offering costs).

Indebtedness

Bank Loans

As of December 31, 2023, the Company had amounts due under various loans for a total amount of $8,193,992. Short term (i.e. less than one year) bank loans represented a total of $8,193,992 in total principal and interest (“Bank Loans”). Those loans are used to finance the trade cycle and mainly the inventory.

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The table below provides a summary of each outstanding Bank Loan as of December 31, 2023. Each Bank Loan in the table below is between Creedon Technologies HK Limited (the Company’s Hong Kong subsidiary) and the “Loan Lender” specified in the table below.

Loan type	Lender	Facility Limit in original currency	Outstanding principal (USD $)	Repayment terms
Trade Loan	HSBC HK	HKD 12,000,000	1,147,325.60	Repayable within 1 year
Trade Loan	HSBC HK	HKD 73,500,000	2,805,322.64	Repayable within 1 year
			3,520,960.00	24 months instalment – Run until Nov 2025
Trade Loan	HSBC HK	HKD 6,000,000	720,384	Repayable within 1 year
		Total	8,193,992.24

Other Financial Liabilities (Including Loans to Certain Related Parties of the Company)

The Company has received loans from a number of related parties of the Company, including various officers, directors, and shareholders (or their family members) of a number of different subsidiaries of the Company pursuant to various loan agreements. The amounts due under these loan agreements are unsecured – and for the loans that accrue interest, each loan accrues interest at 10% or 11% per annum. A summary of the amounts outstanding under these various loan agreements as of December 31, 2023 is set forth in the table below. Unless indicated in the table below, all loans set forth below are due for repayment on February 28, 2024.

Lender	Related Party Status	Principal	Interest accruals	Total
Mark Palfreeman (1)	CEO and Director of Nixplay Inc.	$6,367	$0	$6,367
Claire Palfreeman (2)	Family of Mark Palfreeman	340,173	30,172	370,345
Julie Palfreeman (3)	Family of Mark Palfreeman	186,348	17,114	203,463
David Stewart (4)	Family of Mark Palfreeman	50,927	4,482	55,409
Kevin Palfreeman (5)	Family of Mark Palfreeman	31	0	31
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	548,539	50,475	599,013
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	101,854	6,899	108,753
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	512,252	47,110	559,363
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	1,600,971	130,963	1,731,934
Shareholder of Nixplay Cayman (less than 5%)	N/A (6)	38,864	3,574	42,438
Loans from individuals	N/A (6)	549,870	–	549,870
	TOTAL	$3,936,196	$290,790	$4,226,986

(1) This loan is repayable upon demand by Mr. Palfreeman and does not accrue interest. There is no formal loan agreement governing the terms of this loan.

(2) Represents the amount owed pursuant to two loan agreements, each with a repayment date of February 28, 2024.

(3) Represents the amount owed pursuant to one loan agreement with repayment date February 28, 2024.

(4) Represents the amount owed pursuant to one loan agreement with repayment date December 31, 2023. The loan has been renewed with a repayment date of December 31, 2024.

(5) Represents the amount owed pursuant to one loan agreement repayable upon demand.

(6) This individual is not an officer, director, or 10% shareholder of the Company.

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Trend Information

Sourcing of goods. In 2023, following the same trend as 2022, our Company experienced a better operating environment compared to 2021, in which we saw a reverse of component part shortages and higher logistics costs as supply chains began to normalize that led to a decrease in cost of goods (COGs). Therefore, in 2023, the cost of goods has stabilized, and we continue to see lower cost of product. The Company has also been able to reduce operating costs by increasing efficiency and by allocating a bigger portion of its expenses into lower cost environments such as the Philippines.

Inventory. At the end of 2022, general market conditions led to many consumer sales companies being overstocked with inventory. Nixplay was overstocked at the end of 2022 and has used the 2023 fiscal year to date to rebalance inventory. At the end of December 2023, inventory on hand is 36% lower than end of December 2022.

Sales. Due to current macroeconomic conditions and intense competition, Nixplay has seen a year-over-year decrease in sell-through (i.e. Nixplay direct sales or retailer sales directly to end customers) of 42.0% as of the end of December 2023.

Users. In 2023, Nixplay increased its user base on the Nixplay Platform by approximately 450,000 users. This takes the total user count to approximately 3,500,000 at the end of December 2023.

Subscriptions. In 2023, Nixplay increased its Nixplay Plus subscriber base by approximately 10,000 subscribers. This is 1.7 times more compared to 2022 increase and a 31% increase compared to the end of December 2022. We believe this is a positive sign that the Nixplay Plus subscription proposition continues to attract customers.

Increased Data Privacy Regulation. Additionally, we believe that increased stringent regulation on data privacy will become increasingly prevalent in the United States and Europe in the coming years. We believe this will work in our favor, given the fact that we take stringent measures to protect users’ data, and such data is not monetized outside of our Nixplay Platform’s ecosystem (in contrast to companies like Google and Amazon).

U.S. – China Relations. As 80% of our purchases are made in the United States and most of our manufacturing is conducted in China, tensions between these two countries can affect inventory and cost of goods sold. It will not, however, affect our services and subscription revenues. These are not only our fastest growing products but will also be where we intend to push hardest in future as a growth point for our business.

Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular, the executive officers and directors of Nixplay, Inc. are as follows:

Name	Position	Age	Date Appointed to Current Position**
Executive Officers
Mark Palfreeman*	Chief Executive Officer	44	June 2014
Joel Durbridge*	Chief Operating Officer	35	January 2021
Benoit Le Berre*	Chief Financial Officer	36	January 2018
Directors
Mark Palfreeman*	Director	44	June 2014
Philippe Tartavull	Director (Chairman)	64	August 2017

*Contracted through Creedon Technologies USA, LLC pursuant to the Services Agreement. These individuals are not direct employees of the Company.

** Represents the date that the individual joined Nixplay prior to the 2022 Reorganization (i.e. prior to the incorporation of Nixplay, Inc.).

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Mark Palfreeman, Chief Executive Officer, Director

Mark is the founder and CEO of Nixplay and has held the position since 2014. He leads Sales, Ecommerce, Marketing, Production, Treasury and Industrial Design. Mark also holds a board seat on Nixplay Inc and Nixplay Cayman. Prior to this role he was CEO of the Creedon Technologies Group founded in 2006,where he led the full development, production and sales of Nix frames. Mark’s early career was in media where he worked for film studios primarily in the UK.

Joel Durbridge, Chief Operating Officer

Joel is the Chief Operating Officer at Nixplay, taking up the role in January 2021. He leads Technology, Product, Corporate Development and Business Operations including Human Resources and Legal. Prior to joining Nixplay, Joel was the Head of Strategy for Financial Markets Operations at Standard Chartered Bank (December 2019 – January 2021) and completed a number of roles at HSBC (April 2017 – December 2019) in Corporate Innovation, culminating in creating spin out fintech for the bank where he served as Chief of Staff, leading Delivery across the business. Joel’s early career was in the British Military where he served close to 10 years as an Officer in the Royal Marine Commandos and the Special Forces.

Benoit Le Berre, Chief Financial Officer

Benoit first joined Nixplay in 2015 as the Financial Controller for all Nixplay. In 2017, he took on the role of Chief Financial Officer for Nixplay. Prior to joining Nixplay, Benoit was a Financial Auditor at Mazars, where he led audit assignments for large, listed corporations including large consumer brands. From this experience, Benoit began to specialize serving as the head of finance for growing businesses. His main focus has been to structure financial reporting and secure funding. Just prior to joining Nixplay, he worked for a manufacturing group with operations in Asia. He received a Master’s degree in Audit and Financial Advisory from Université Paris Dauphine in 2010.

Philippe Tartavull, Director (Chairman)

Philippe has held the position of Director and Chairman with Nixplay since 2017. He has more than 35 years of experience leading public and private global technology companies in the infrastructure, industrials, payments and telecommunications, convergence of technologies, hardware and software sectors. He is the Co-Founder and Managing Partner of TKB Capital (May 2021 – present). Prior to this Philippe co-founded a lead Tartavull Ventures in 2016. Philippe is a highly experienced CEO, president and director of leading public and private global technology companies, including: Xura/Comverse (2012 -2017) (NASDAQ: MESG), Hypercom (NYSE: HYC), Oberthur Card Systems North America and Syseca USA – A Thales Company. His current and previous board experience on both public and private companies includes Composecure, Hypercom, Xura/Comverse, MRV Communications and Wilcox. He is on the board of trustees of American University in Paris and holds an MBA from the Institut d’Administration des Enterprises, Sorbonne University, M.S. in Engineering from Ecole Nationale Superieure des Pétroles et des Moteurs and B.S. in Engineering from SUPMECA (previously called Centre d’Etudes Supérieures des Techniques Industrielles).

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Nixplay, Inc. was incorporated on June 10, 2022. Therefore, no compensation was paid by Nixplay, Inc. to any officer or director of the Company during the year ended December 31, 2021.

As such, the below table represents compensation paid to Nixplay, Inc.’s three highest-paid directors and executive officers during the year ended December 31, 2023.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Mark Palfreeman	Chief Executive Officer	$0	$0	$0
Joel Durbridge	Chief Operating Officer	$192,060	$0	$192,060
Benoit Le Berre	Chief Financial Officer	$131,654	$0	$131,654

Item 4. Security Ownership of Management and Certain SecurityHolders

The following table displays, as of March 20, 2023 the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Name and address of beneficial owner	Title of Class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)
Mark Palfreeman, 1312 17th Street #389 Denver, CO 80202 55343-3932 (2)	Common Stock	4,000,000	0	100%
All executive officers and directors as a group (4 in this group)	Common Stock	4,000,000	0	100%

(1)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities.
(2)	Represents shares held by Solon – a Cayman Islands company of which Mark Palfreeman is the sole owner (“Solon”). As the sole owner of Solon, Mr. Palfreeman is deemed to be the beneficial owner of the shares of the Company held by Solon.

7

Item 5. Interest of Management and Others in Certain Transactions

As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources -- Indebtedness”, prior to the 2022 Reorganization, certain of the Company’s subsidiaries entered into various loan agreements with various officers, directors, and shareholders of those subsidiaries. As of December 31, 2023, a total of $$4,226,986 was owed pursuant to these loans – however, only $635,615 of this amount was represented by loan agreements between the Company and one of its officers, directors, or holder of more than 10% of any class of securities Nixplay, Inc (or their family members). These related party loans are summarized below:

		As of December 31,2023
Lender	Related Party Status	Principal USD	Interest accruals USD	Total USD

Mark Palfreeman	CEO and Director of Nixplay Inc	$6,367	$0	$6,367
Claire Palfreeman	Family of Mark Palfreeman	340,173	30,172	370,345
Julie Palfreeman	Family of Mark Palfreeman	186,348	17,114	203,463
David Stewart	Family of Mark Palfreeman	50,927	4,482	55,409
Kevin Palfreeman	Family of Mark Palfreeman	31	0	31
Total		$583,846	$51,768	$635,615

Item 6. Other information

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Item 7. Financial Statements

Nixplay, Inc.

(incorporated in the State of Delaware)

Consolidated Financial Statements as of and for the years ended December 31, 2023 & 2022

9

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Nixplay Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nixplay Inc. as of December 31, 2023 and 2022, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2022

Lakewood, CO

April 17, 2024

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NIXPLAY INC.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$2,256,779	$3,003,578
Trade receivables	4,985,881	6,699,537
Other receivables	432,961	530,172
Inventories	6,140,864	9,636,871
Income taxes receivables	257,963	105,374
Other financial assets	40,705	47,266
Total current assets	14,115,153	20,022,797

Property and equipment, net	59,518	85,533
Operating lease right of use assets	0	20,001
Other financial assets	1,871,855	1,887,503
Deferred tax assets	1,499,348	1,499,175
Total non-current assets	3,430,720	3,492,212

Total assets	$17,545,873	$23,515,009

LIABILITIES AND EQUITY
Current liabilities
Trade payables	$2,980,528	$1,994,209
Other payables	3,648,953	5,878,921
Contract liabilities	682,180	528,064
Other financial liabilities	4,226,986	4,232,678
Lease liabilities	–	12,637
Income taxes payables	–	–
Bank borrowings	8,193,992	8,645,642
Total current liabilities	19,732,638	21,292,151

Lease liabilities	–	–
Total non-current liabilities	–	–

Total liabilities	19,732,638	21,292,151

Stockholders’ equity
Common stock	408	400
Share premium	2,679,415	2,243,352
Reserves	(4,174,511)	(603,949)
Equity attributable to shareowners of Nixplay Inc.	(1,494,687)	1,639,803

Equity attributable to non-controlling interests	(692,078)	583,055
Total Equity	(2,186,765)	2,222,858

Total liabilities and equity	$17,545,873	$23,515,009

The accompanying notes to these consolidated financial statements are an integral part of these statements.

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NIXPLAY INC.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Revenues	$20,038,285	$30,487,490
Cost of sales	(13,445,328)	(22,398,239)
Gross profit	6,592,958	8,089,251

Operating expenses
Development, General and administrative	(6,535,764)	(9,892,207)
Selling expenses	(3,845,777)	(5,566,783)
Stock based compensation	(189,076)	(338,443)
Depreciation	(97,250)	(317,876)
Total operating expenses	(10,667,866)	(16,115,309)

Net Operating Income (loss)	(4,074,909)	(8,026,058)
Government grants including PPP loan forgiveness	–	80,832
Interest income and other income	83,181	81,605
Interest expenses	(1,063,417)	(995,229)
Total other income (expense)	(980,236)	(832,792)

Income (loss) before income tax expense	(5,055,145)	(8,858,850)

Income tax benefit (expense)	31,609	1,300,937

Net income (loss)	(5,023,536)	(7,557,913)
Less: Net income (loss) attributable to non-controlling interests	1,323,702	1,982,441
Net income (loss) attributable to shareowners of Nixplay Inc.	(3,699,834)	(5,575,472)

Changes in fair value of defined benefit scheme at fair value through other comprehensive income	(4,833)	103,962
Changes in fair value of financial asset at fair value through other comprehensive income	(72,231)	(354,936)
Foreign currency translation gain (loss)	(14,819)	565,785
Other comprehensive income	(91,883)	314,811

Total comprehensive income (loss)	(5,115,419)	(7,243,102)
Less: Total comprehensive income (loss) attributable to non-controlling interests	1,347,913	1,899,866
Total comprehensive income (loss) attributable to shareowners of Nixplay Inc.	$(3,767,506)	$(5,343,236)

Weighted average common shares: Basic and Diluted	4,082,952	4,000,000
Net earnings/(loss) per share: Basic and Diluted	(0.91)	(1.39)

The accompanying notes to these consolidated financial statements are an integral part of these statements.

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NIXPLAY INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
AS OF DECEMBER 31, 2023 AND 2022

	Share capital		Share	General	Retained	Foreign exchange	Share option	FVOCI	Non- controlling	Total
At Jan 1, 2021	Shares	Amount	premium	reserve	earnings	reserve	reserve	reserve	interests	equity
Net income for the year	–	$–	$–	$–	$1,423,234	$–	$–	$–	$506,052	$1,929,286
Other comprehensive income	–	–	–	–	–	102,503	–	(42,643)	21,284	81,144
Total comprehensive income	–	–	–	–	1,423,234	102,503	–	(42,643)	527,336	2,010,430
Equity-settled share-based compensation expense	–	–	–	–	–	–	155,864	–	55,420	211,284
Change in interest held by non-controlling interests	–	–	193,340	(1,305)	(12,460)	6,285	(15,865)	(226)	115,111	284,880
At Dec 31, 2021	4,000,000	$400	$2,243,352	$157,829	$2,930,136	$(657,519)	$2,074,451	$(15,268)	$2,394,152	$9,127,533

Net loss for the year	–	$–	$–	$–	$(5,575,472)	$–	$–	$–	$(1,982,441)	$(7,557,913)
Other comprehensive income	–	–	–	–	–	417,380	–	(185,144)	82,575	314,811
Total comprehensive income	–	–	–	–	(5,575,472)	417,380	–	(185,144)	(1,899,456)	(7,241,541)
Equity-settled share-based compensation expense	–	–	–	–	–	–	249,658	–	88,769	338,427
Change in interest held by non-controlling interests	–	–	–	–	–	–	–	–	–	–
At Dec 31, 2022	4,000,000	$400	$2,243,352	$157,829	$(2,645,336)	$(240,139)	$2,324,109	$(200,412)	$583,055	$2,222,858

Net loss for the year	–	$–	$–	$–	$(3,699,834)	$–	$–	$–	$(1,323,702)	$(5,023,536)
Other comprehensive income	–	–	–	–	–	(10,914)	–	(56,758)	(24,212)	(91,884)
Total comprehensive income	–	–	–	–	(3,699,834)	(10,914)	–	(56,758)	(1,347,913)	(5,115,419)
Equity-settled share-based compensation expense	–	–	–	–	–	–	195,962	–	70,110	266,072
Shares issued Reg A	82,952	8	439,716	–	–	–	–	–	–	439,725
Change in interest held by non-controlling interests			(3,653)	(257)	4,303	391	(3,781)	326	2,671	0
At Dec 31, 2023	4,082,952	$408	$2,679,415	$157,572	$(6,340,867)	$(250,662)	$2,516,290	$(256,844)	$(692,078)	(2,186,765)

The accompanying notes to these consolidated financial statements are an integral part of these statements.

13

NIXPLAY INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
Cash flows from operating activities:
Net income (loss) before income tax	$(5,055,145)	$(8,858,850)
Adjustments for:
Depreciation of property and equipment	77,329	158,090
Depreciation of right-of-use assets	19,921	159,786
Finance costs	1,063,417	995,229
Interest income	(79,442)	(80,697)
Gain on disposal of property and equipment	–	(3,419)
Policy charge on other financial assets	22,839	24,210
Equity-settled share-based compensation expenses	266,071	338,427
Operating profit before working capital changes	(3,685,010)	(7,267,223)
Decrease/ (Increase) in inventories	3,496,007	2,649,182
Decrease/ (Increase) in trade and other receivables	1,810,866	2,978,427
Decrease in amount due from shareholders	–	–
(Decrease)/ Increase in trade and other payables	(1,248,482)	(2,914,623)
Increase in contract liabilities	154,116	112,644
Increase in amounts due to directors	(459,862)	179,567
Increase/ (decrease) in amounts due to non-controlling interests	(22,537)	1,300
Increase/ (decrease) in amounts due to related parties	12,373	7,758
Cash used in operations	57,469	(4,252,967)
Income taxes received/(paid)	(120,980)	(242,791)
Net cash generated (used in)/from operating activities	(63,510)	(4,589,433)

Cash flows from investing activities:
Purchases of property and equipment	(51,316)	(83,836)
Sales proceed from disposal of property and equipment	–	3,419
Interest received	–	–
Investment in insurance contract	–	–
Investment in unlisted debt security	6,561	1,120
Net cash used in investing activities	(44,755)	(79,298)

Cash flows from financing activities:
Proceeds from loans from directors	(542,131)	49,394
(Repayments of)/proceeds from loans from non-controlling interests	899,139	(201,911)
Proceeds from loans from related parties	107,327	19,938
(Repayments of)/proceeds from bank borrowings	(451,650)	(755,251)
Repayment of principal portion of the lease liabilities	(12,637)	(162,304)
Interest paid	(1,063,417)	(995,229)
Proceeds from fundraise	439,725	–
Net cash used in financing activities	(623,645)	(2,045,364)

Net decrease in cash and cash equivalents	(731,910)	(6,620,419)
Cash and cash equivalents at beginning of year	3,003,578	9,060,578
Effect of foreign exchange rate changes	(14,890)	563,419
Cash and cash equivalents at end of year	$2,256,779	$3,003,578

The accompanying notes to these consolidated financial statements are an integral part of these statements.

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NIXPLAY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 & 2022

Note 1 – Organization and Operations

Nixplay, Inc. (“The Company”) was incorporated in the state of Delaware in June 2022. Nixplay (“Nixplay Cayman”), a private company was incorporated in Cayman Islands in July 2014.

Nixplay Cayman’s principal activity is investment holding while its subsidiaries are engaged in the design, purchase and commercialization of digital photo frames and signage with more than 80% of the activity conducted in the US.

Effective September 11, 2022, Nixplay, Inc. issued 3,990,000 shares of common stock in exchange for 73.77% ownership interest in Nixplay Cayman. This transaction resulted in the owners of Nixplay Cayman obtaining a majority voting interest in Nixplay, Inc. The merger of Nixplay Cayman into Nixplay, Inc., which has nominal net assets, results in Nixplay Cayman having control of the combined entity. Accordingly, this is considered to be a capital transaction, rather than a business combination, equivalent to the issuance of ownership interests by Nixplay Cayman for the net assets of Nixplay, Inc., accompanied by recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

The combined balance sheet has been prepared as if the transaction had occurred as of December 31, 2021:

	Nixplay, Inc.	Nixplay Cayman	Transaction Accounting Adjustment	Pro Forma Combined
Total assets	$6,733,382	$34,329,856	$(6,733,382)	$34,329,856

Total liabilities	$–	$25,202,323	$–	$25,202,323
Stockholders’ equity
Common stock	400	88,663	(88,663)	400
Treasury stock	–	(6,367)	6,367	–
Share premium	6,732,982	2,959,257	(7,448,887)	2,243,352
Reserves	–	6,085,980	(1,596,351)	4,489,629
Non-controlling interests	–	–	2,394,152	2,394,152
Total equity	6,733,382	9,127,533	(6,733,382)	9,127,533
Total liabilities and equity	$6,733,382	$34,329,856	$(6,733,382)	$34,329,856

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The pro forma combined statements of operations have been prepared as if this transaction had occurred for the year ended December 31, 2021:

	Nixplay, Inc.	Nixplay Cayman	Transaction Accounting Adjustment	Pro Forma Combined
Revenues	$–	$57,865,975	$–	$57,865,975
Cost of sales	–	(36,452,328)	–	(36,452,328)
Gross profit	–	21,413,647	–	21,413,647
Total operating expenses	–	(18,631,785)	–	(18,631,785)
Net Operating Income	–	2,781,861	–	2,781,861
Total other income (expense)	–	(707,521)	–	(707,521)
Income (loss) before income tax expense	–	2,074,340	–	2,074,340
Income tax expense	–	(145,055)	–	(145,055)
Net income	–	1,929,286	–	1,929,286
Net income attributable to non-controlling interests	–	–	(506,052)	(506,052)
Net income attributable to shareowners of Nixplay Inc.	–	1,929,286	(506,052)	1,423,234

Other comprehensive income	–	81,144	–	81,144

Total Comprehensive Income	–	2,010,430	–	2,010,430
Total comprehensive income attributable to non-controlling interests	–	–	(527,336)	(527,336)
Total comprehensive income attributable to shareowners of Nixplay Inc.	$–	$2,010,430	$(527,336)	$1,483,094

The consolidated financial statements represent the activity of Nixplay Cayman from July 2014 forward, and the consolidated activity of Nixplay, Inc. and Nixplay Cayman from September 11, 2022 forward. Nixplay, Inc., Nixplay Cayman and its subsidiaries are hereinafter referred to collectively as the “Group” or “We”.

Note 2 – Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

After a loss in 2022 and 2023, the Company is currently going through a major reduction of its operating expenses to significantly improve its cash flow. The Company is also currently going through capital fundraising.

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Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Functional and reporting currency

The consolidated financial statements are presented in U.S. dollars (“$”), which is the functional currency of the Company. The functional currency of the Company’s subsidiaries is the currency of primary economic environment in which it operates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. We have eliminated all intercompany transactions and balances between entities together with unrealized profits are eliminated in full in preparing the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures thereto. Actual results could differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, allowance for doubtful accounts, stock-based compensation, income taxes and valuation of the financial assets.

Financial Instruments

Pursuant to Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: Quoted prices for identical assets or liabilities in active markets or observable inputs;

Level 2: Significant observable inputs that can be corroborated by observable market data; and

Level 3: Significant unobservable inputs that cannot be corroborated by observable market data.

The Group’s financial instruments consist primarily of cash, trade and other receivables, trade and other payables, bank borrowings, amount due from/ (to) and loans from directors, non-controlling interests and related parties. Pursuant to ASC 820 and 825, the fair value of certain financial assets and liabilities are determined based on “Level 3” inputs as shown below. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of the short-term nature of these items.

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The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2023 and 2022:

	Level 1	Level 2	Level 3
December 31, 2023
Assets
Key management insurance contracts classified as financial assets			$1,871,855

Liabilities
Defined benefit pension obligations classified at financial liabilities			$134,757

December 31, 2022
Assets
Key management insurance contracts classified as financial assets			$1,887,503

Liabilities
Defined benefit pension obligations classified at financial liabilities			$96,750

Foreign Currency

Assets and liabilities of consolidated foreign subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at period-end exchange rates and revenues and expenses are translated into U.S. dollars at average exchange rates for the applicable period. The adjustment resulting from translating the financial statements of such foreign subsidiaries into U.S. dollars is reflected as a cumulative translation adjustment and reported as a component of accumulated other comprehensive income.

For consolidated foreign subsidiaries whose functional currency is the U.S. dollar, transactions and balances denominated in the local currency are foreign currency transactions.

Foreign currency transactions and balances related to non-monetary assets and liabilities are remeasured to the functional currency of the subsidiary at historical exchange rates while monetary assets and liabilities are remeasured to the functional currency of the subsidiary at period-end exchange rates. Foreign currency exchange gains or losses from remeasurement are included in income in the period in which they occur.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investment and deposits that are readily convertible into cash, with original maturities of three months or less.

Pledged bank deposits are used to secure the import loan facilities from financial institutions. They are restricted as to withdrawal or use. The deposits are included with Cash and cash equivalents when reconciling the balances shown on the statement of cash flows as of December 31, 2023 and 2022.

	2023	2022
Pledged bank deposits	$321,280	$320,528
Cash and bank balances	1,935,499	2,683,050
Total Cash and cash equivalents	$2,256,779	$3,003,578

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Trade Receivables

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30-60 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Management provides for probable uncollectible accounts through an allowance for doubtful accounts. The allowance is estimated based on historical credit loss experiences and management’s assessment of the current status of individual accounts. Management estimated that the carrying amounts as of December 31, 2023 and 2022 could be fully recovered. No allowance has been recognized on trade receivables as the amount involved is insignificant.

Inventory

Inventories are initially recognized at cost, and subsequently at the lower of cost or net realizable value. The Group has established the policy of capitalizing all costs of purchase, cost of conversion and other direct costs incurred in bring the inventories to their present location and condition for the inventory valuation. Cost is calculated at first-in first-out method. Net realizable value represents the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion and transportation to make the sales.

As of December 31, 2023 and 2022, there were $6,140,864 and $9,636,871, respectively, in finished goods.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The straight-line method of depreciation is used over the following estimated useful lives:

Leasehold improvements	2 years
Office equipment	2 years
Furniture and fixtures	2 years
Mould and toolings	2 years

Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When equipment is retired or sold, the cost and related accumulated depreciation accounts are relieved, and the resultant gain or loss is reflected in operations.

Leases

All leases are required to be capitalized in the Balance Sheet as right-of-use assets and lease liabilities. The Group has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of less than 12 months. The lease payments associated with those leases have been expensed on straight-line basis over the lease term.

Operating lease right-of-use asset is initially recognized at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liability.

Lease liability is recognized at present value of lease payments that are not paid at the date of commencement of the lease. The lease payments are discounted using the interest rate implicit in the lease. The Group uses the Group’s incremental borrowing rate.

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Contract Liabilities

Contract liabilities, or deferred revenue, consist of advance payments from clients and billings in excess of revenues recognized. The Group classifies deferred revenue as current on the consolidated balance sheet and is recognized as revenue as the Group performs under the contract. These balances are generally recognized as revenue within one year and are short-term in nature.

There were $682,180 and $528,064 in contract liabilities as of December 31, 2023 and 2022, respectively.

Non-controlling Interests

The Group has minority members representing ownership interests of 26.35% and 26.23% as of December 31, 2023 and 2022, respectively. The Group accounts for these minority, or non-controlling interests, pursuant to ASC 810-10-65 whereby gains and losses in a company with a non-controlling interest are allocated to the non-controlling interest based on the ownership percentage of the non-controlling interest, even if that allocation results in a deficit non-controlling interest balance.

Revenue recognition

All revenues from exchange transactions are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Group’s revenues are primarily generated from the sale of digital photo frames and signage. This represents a single performance obligation and are earned at a point in time when the ownership transfers to the customer. Invoices are usually payable within 15-60 days. The Group’s revenues also contain membership subscription income, which are recognized over the terms of subscription period.

Stock-based Compensation

The Group accounts for employees and others equity-based compensation in accordance with ASC 718 “Share-based Compensation”. Accordingly, compensation expense for employees’ and others’ services received in exchange for equity awards is based on the grant date fair value of those awards and is recognized over the requisite service period for the respective award.

The Group’s equity-based awards issued include stock option awards. The Group records forfeitures as they occur. Compensation expense resulting from time vesting based awards is recognized in the Group’s consolidated statement of operations and comprehensive income at the grant date fair value over the requisite service period (typically three to five years). The Group estimates grant date fair value using a Hull-White Binominal model that uses assumptions including expected volatility, expected term, and the expected risk-free rate of return. The Group has determined that the Hull-White Binominal model, as well as the underlying assumptions used in its application, is appropriate in estimating the fair value of its award grants.

Income Tax

The Group is subject to both the United States of America (U.S.) and foreign income taxes. A current tax asset or liability is recognized for the estimated taxes payable or refundable on tax returns for the year.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the basis of receivables, inventory, property and equipment and accrued expenses for financial and income tax reporting.

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Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year.

Note 4 – Other Financial Assets

The other financial assets in non-current assets represented the key man insurance contacts of $1,871,855 and $1,887,503 as of December 31, 2023 and 2022, respectively. The Group’s Hong Kong subsidiary purchased life insurance contracts in September 2016 and September 2020 for a director of the Group. The total insured amount is US$7,600,000 (2022: US$7,600,000). The contracts will mature on the date when the insured reaches the age of 100 or death of the insured and the beneficiary is designated to be the Group’s Hong Kong subsidiary.

Discounted cash flow approach was adopted in the fair value measurement of the Group’s key management insurance contract as of December 31, 2023 with the significant unobservable inputs used, being 5.25% to 5.26% (2022: 4.99% to 5.06%) per annum which is adopted as the discount rate.

The fair value of life insurance contract is based on unobservable inputs, it is measured using the discounted cash flow and is disclosed as categorized under Level 3 of the fair value measurement hierarchy. The life insurance contracts are pledged to a bank to secure clean import loan facilities granted to the Group’s Hong Kong subsidiary.

Note 5 – Other Financial Liabilities

The following is a summary of the Group’s other financial liabilities as of December 31:

	2023	2022
Amounts due to directors	$0	$505,846
Amounts due to non-controlling interests	239,022	215,575
Amounts due to related parties	51,768	39,395
Loans from directors	6,367	548,498
Loans from non-controlling interests	3,352,351	2,453,212
Loans from related parties	577,479	470,152
	$4,226,986	$4,232,678

The loans from directors, non-controlling interests and related parties (Mark Palfreeman family members – parents and spouse) are unsecured and bear interest at 10% and 11% per annum. The loans are fully repayable on February 28, 2024.

The amounts due to directors, non-controlling interests and related parties are unsecured, interest-free and repayable on demand.

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Note 6 – Bank Borrowings and Facilities

The following is a summary of the Group’s bank borrowings as of December 31:

	2023	2022
Current portion:
Bank loans due for repayment within one year	$8,193,992	$8,293,550
Bank loans due for repayment after one year which contain a repayment on demand clause	–	352,092
PPP loan		–
	8,193,992	8,645,642
Non-current portion:
PPP loan	–	–
	$8,193,992	$8,645,642

(a)	As of December 31, 2023, the Group’s Hong Kong subsidiary held an import loan facility of HK$12,000,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by a personal guarantee from a director to the extent of HK$12,000,000 and a guarantee to the extent of HK$9,600,000 from the Hong Kong Mortgage Corporation Limited under the SME Financing Guarantee Scheme. Interest is charged at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of December 31, 2023, the outstanding bank loans under this facility totaled $1,147,326 (2022: $1,184,552).

(b)	As of December 31, 2023, the Group’s Hong Kong subsidiary held a clean import loan facility of HK$73,500,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by an unlimited personal guarantee from a director, unlimited cross-corporate guarantees from the Group, the Group’s UK and US subsidiaries and life insurance contracts under HSBC Jade Global Generations Universal Life Insurance plan with total insured amount of $7,600,000. Interest is charge at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of December 31, 2023, the outstanding bank loans under this facility totaled $2,805,323 (2022: $6,362,886)

(c)	As of December 31, 2023, the Group’s Hong Kong subsidiary held an import loan facility of HK$6,000,000 from a Hong Kong financial institution with maximum tenor of 120-150 days. The facility is secured by a personal guarantee from the director to the extent of HK$6,000,000 and a guarantee from the Hong Kong Mortgage Corporation Limited under the SME Financing Guarantee Scheme. Interest is charged at 1.75% above the bank’s Best Lending rate per annum for HK$ drawings and charged at 4.39% above Secured Overnight Financing Rate per annum for U.S. dollar drawings.

As of December 31, 2023, the outstanding bank loans under this facility totaled $720,384 (2021: $746,112).

(d)	Current liabilities as of December 31, 2023 include bank loan of $3,520,960 facility from a Hong Kong financial institution repayable monthly (24 months instalments) until November 2025.

As of December 31, 2023, the outstanding bank loans under this facility totaled $3,520,960 (2022: $0).

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Note 7 – Income Tax Expenses

Provision/ (benefit) for Income taxes consists of the following during the year ended December 31:

	2023	2022
Current:
Federal	$(133,646)	$7,937
Foreign	102,462	26,754
Total Current	(31,184)	34,691
Deferred:
Federal	–	(46,503)
Foreign	(425)	(1,289,125)
Total Deferred	(425)	(1,335,628)
Total Income Tax (Benefit)/ Expenses	$(31,609)	$(1,300,937)

Deferred Income Taxes

Components of the Group’s deferred tax asset include the following:

	2023	2022
Deferred tax assets on:
Accelerated tax depreciation in fixed asset	$13,027	$13,027
Defined benefit obligations	33,612	33,612
Unrealized exchange difference on foreign currency translations	(7,964)	(8,137
Inventory valuation and other assets	86,308	86,308
Tax loss	1,374,365	1,374,365
Total deferred tax assets	$1,499,348	$1,499,175

Note 8 – Stock Based Compensation

Employee Share Acquisition Plan

In March 2021, the Group implemented a new Employee Share Acquisition Plan (the “ESAP”) to incentivize the Group’s employees with the grant of a bonus. The ESAP Rules were approved by the Board during 2021. The maximum number of shares that may be transferred or issued, and the maximum funding for additional shares must be approved by the Board from time to time. The fair market value is defined in the ESAP Rules for the ESAP awards until the approval of a new fair market value by the Board. Eligible employees may use to apply for acquiring the granted shares in Nixplay Cayman, Nixplay Cayman will fund an extra 1 share for each share. The award shares are awarded from new shares issuance, which is an equity-settled share-based compensation.

During 2021, Nixplay Cayman issued 60,295 shares under ESAP for the share awards granted. There is no ESAP plan is 2022 or 2023.

Share options Plan

The Group operates a Share Option Scheme (the “Scheme”) to incentivize its employees. An individual must remain an employee of the Group over a 3 to 5-year period from the date of grant in order for the options to fully vest. The maximum term of the options granted is 15 years from the date of grant. The exercise price of the options granted is set as nominal value of Nixplay Cayman’s shares on the date of the offer. The Scheme is deemed to be an equity-settled share-based remuneration scheme for employees. Certain employees of the Group are eligible to participate in the Scheme.

23

The following share options were outstanding under the Scheme during the year:

	Weighted average grant date fair value	Number of options	Weighted average grant date fair value	Number of options
	2023	2023	2022	2022
Outstanding at beginning of the year	$2.4042	1,500,298	$2.3991	1,273,114
Granted during the year	0	0	2.43262	227,184
Forfeited during the year	–	–	–	–
Outstanding at the end of the year	$2.4042	1,500,298	$2.4042	1,500,298

The fair value of equity-settled share options granted to certain employees of the Group for the years ended December 31, 2023 and 2022 was estimated as at the date of grant, using the Hull-White Binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	December 31, 2022	December 31, 2021
Fair value at grant date	$2.4327	$2.1632
Exercise price	$3.89	$3.89
Weighted average contractual life	15 years	15 years
Expected volatility	52.8%	52.4%
Expected dividend rate	0%	0%
Risk-free-interest rate	2.337%	1.982%

The volatility assumption is based on a statistical analysis of 3 comparable companies working in a similar industry over the last 15 years.

For the years ended December 31, 2023 and 2022, the Group recognized a share-based payment expense of $266,072 and $338,443, respectively.

Note 9 – Related Party Transactions

During the years ended December 31, 2023 and 2022, the Group entered into the following transactions with related parties:

Related party	Type of Transaction	Transaction amount
		2023	2022
Non-executive directors	Directors’ fee	$50,000	$97,104
	Equity-settled share-based compensation expenses	0	19,411
Directors	Directors’ salaries	0	407,890
	Equity-settled share-based compensation expenses	–	–
	Loan amount	6,367	963,187
	Loan interest expenses	–	58,963
Related parties (Mark Palfreeman family members)	Loan amount	577,479	470,152
	Loan interest expenses	19,918	86,814

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Note 10 – Subsequent Events

Regulation A Offering termination and results

On March 20, 2023, the Company’s  commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended. The offering has been terminated on December 22, 2023. At the end of the offering (Last disbursement happened in February 2024), the Company has issued 95,977 shares of Common Stock for total proceeds of $585,460 (with net proceeds of $508,979.5 after accounting for offering costs).

Other Financial Liabilities (Including Loans to Certain Related Parties of the Company)

Of the $4,226,986 in principal and interest outstanding due to various officers, directors, and shareholders (or their family members) of a number of different subsidiaries of the Company pursuant to various loan agreements as of December 31, 2023, $549,870 was repaid at the date of this report.

Management’s Evaluation

Management has evaluated subsequent events through April 26, 2024, the date the financial statements were available to be issued.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, Minnesota, on April 29, 2024.

Nixplay, Inc.

By:

/s/ Mark Palfreeman
Mark Palfreeman, Chief Executive Officer

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Palfreeman
Mark Palfreeman, Chief Executive Officer, Director, Principal financial officer and principal accounting officer
Date: April 29, 2024

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